Exhibit 99.3
Investor Presentation Nasdaq: PBM March 2024

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 2 This presentation (“Presentation”) is being issued by Psyence Biomedical Ltd. (the “Company” or “Psyence”) for information purposes only. The content of this Presentation has not been approved by any securities regulatory authority. Reliance on this Presentation for the purpose of engaging in any investment activity may expose an individual to a significant risk of losing all of the property or other assets invested. This Presentation is not an admission document, prospectus or an advertisement and is being provided for information purposes only and does not constitute or form part of, and should not be construed as, an offer or invitation to sell or any solicitation of any offer to purchase or subscribe for any securities of the Company in Canada, the United States or any other jurisdiction. Neither this Presentation, nor any part of it nor anything contained or referred to in it, nor the fact of its distribution, should form the basis of or be relied on in connection with or act as an inducement in relation to a decision to purchase or subscribe for or enter into any contract or make any other commitment whatsoever in relation to any securities of the Company. No representation or warranty, express or implied, is given by or on behalf of the Company, its directors, officers and advisors or any other person as to the accuracy, sufficiency or completeness of the information or opinions contained in this Presentation and no liability whatsoever is accepted by the Company, its directors, officers or advisors or any other person for any loss howsoever arising, directly or indirectly, from any use of such information or opinions or otherwise arising in connection therewith. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offense to claim otherwise. The information contained herein does not purport to be all-inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. Neither this Presentation nor its delivery to any Recipient shall constitute an offer to sell, invitation or other solicitation of an offer to buy any securities pursuant to the Proposed Investment or otherwise, nor shall there by any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Only the express provisions of any agreement, if and when it is executed, shall have any legal effect in connection with the Proposed Transaction or the Proposed Investment between the parties thereto. This Presentation is not intended to form the basis of any investment decision. All information herein speaks only as of (1) the date of this Presentation, in the case of information about Psyence, or (2) the date of such information, in the case of information from persons other than Psyence. Forward-Looking Statements This Presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Forward-looking statements in this Presentation include statements regarding the future success of the Company to deliver its product candidate to patients. These forward-looking statements are based on a number of assumptions, including the assumptions that Psyence will obtain all such regulatory and other approvals as may be required to pursue its clinical trials on the product candidate referred to in this Presentation, the results of such clinical trials will be positive, and the Company will be able to commercialize its natural psilocybin drug candidate, PEX010 (25 mg), as referred to in this Presentation. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: demand for the Company’s securities being less than anticipated; fluctuations in the price of the Company’s common shares, risks associated with obtaining the necessary regulatory approvals and risks associated with the conducting of the clinical trial referred to in this Presentation. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence does not intend to update these forward-looking statements. Psyence does not make any medical, treatment or health benefit claims about the Psyence’s product candidates. The efficacy of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products remains the subject of ongoing research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Psyence has not completed clinical trials for the use of its product candidates. Any references to quality, consistency, efficacy, and safety of product candidates do not imply that Psyence verified such in clinical trials or that Psyence will complete such trials. If Psyence cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Psyence’s performance and operations. Forward Looking Statements

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 3 The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Form 20-F filed with the Securities and Exchange Commission (“SEC”) on January 31, 2024 and the Company’s Registration Statement on Form F-1 initially filed with the SEC on February 9, 2024, as amended, and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. Forward-looking statements speak only as of the date they are made, and Psyence and its respective affiliates disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Psyence’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Industry and Market Data This Presentation has been prepared by Psyence and includes market data and other statistical information from third-party sources. Although Psyence believes these third-party sources are reliable as of their respective dates, neither Psyence, nor any of its affiliates has independently verified the accuracy or completeness of this information. Some data are also based on Psyence’s good faith estimates, which are derived from both internal sources and the third-party sources described above. None of Psyence, its affiliates, or its advisors, directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information. None of Psyence, its affiliates, or advisors, directors, officers, employees, members, partners, shareholders or agents or the providers of any such third-party information or any other person are responsible for any errors or omissions therein (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Psyence and its affiliates, advisors, directors, officers, employees, members, partners, shareholders and agents expressly disclaims any responsibility or liability for any damages or losses in connection with the use of such information herein. Psyence currently has no registered, psilocybin-containing, commercial products and no products as depicted by Psyence are available for sale. Any renderings, depictions and graphic materials of such products contained in this presentation are conceptual only and are for the convenience of reference. These images should not be relied upon as representations, express or implied, of the final detail of the products. Psyence expressly reserves the right to make modifications, revisions, and changes it deems desirable in its sole and absolute discretion. Forward Looking Statements

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 4 We are a clinical-stage biotechnology company and have incurred significant losses since our inception. We anticipate that we will incur significant losses for the foreseeable future. Psyence has a limited operating history and expects a number of factors to cause its operating results to fluctuate on an annual basis, which may make it difficult to predict the future performance of Psyence. Psyence has never generated revenue and may never be profitable. Psyence will require substantial additional funding to achieve its business goals, and if it is unable to obtain this funding when needed and on acceptable terms, it could be forced to delay, limit or terminate its product development efforts. We depend on our current key personnel and our ability to attract and retain employees. The psychedelic therapy and biotechnology industries are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm Psyence in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing Psyence to expend greater resources to meet new or additional competitive threats, all of which could harm Psyence’s operating results. Current and future preclinical and clinical studies will be conducted outside the United States, and the FDA may not accept data from such studies to support any NDAs submitted after completing the applicable developmental and regulatory prerequisites (absent an IND). There is a high rate of failure for product candidates proceeding through clinical trials. Because the results of preclinical studies and earlier clinical trials are not necessarily predictive of future results, Psyence may not have favorable results in its planned and future clinical trials. Negative results from clinical trials or studies of others and adverse safety events involving Psyence’s psychedelic analogs could have a material adverse effect on Psyence’s business. Costs associated with compliance with numerous laws and regulations could impact our financial results. In addition, we could become subject to increased enforcement and/or litigation risks associated with the psychedelic therapeutics industry. We are dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved. If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties or, in certain cases, we fail to meet certain development deadlines, we could lose license rights that are important to our business. Our prospective products will be subject to the various federal and state laws and regulations relating to health and safety and failure to comply with, or changes in, these laws or regulations could have an adverse impact on our business. If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected. Clinical trials are expensive, time-consuming, uncertain and susceptible to change, delay or termination. The results of clinical trials are open to differing interpretations. Psyence may be subject to federal, state and foreign healthcare laws and regulations and implementation of or changes to such healthcare laws and regulations could adversely affect Psyence’s business and results of operations. Psyence may voluntarily suspend or terminate a clinical trial if at any time its believes that any of its product candidates presents an unacceptable risk to participants, if preliminary data demonstrates that the product candidate is unlikely to receive regulatory approval or unlikely to be successfully commercialized, or if sufficient funds to proceed to the next phases of clinical trials are not raised. The psychedelic therapy industry and market are relatively new, and this industry and market may not continue to exist or grow as anticipated. Negative public opinion and perception of the psychedelic industry could adversely impact Psyence’s ability to operate and Psyence’s growth strategy. The expansion of the use of psychedelics in the medical industry may require new clinical research into effective medical therapies. The psychedelic therapy industry is difficult to quantify and investors will be reliant on their own estimates of the accuracy of market data. Psyence may not be able to adequately protect or enforce its intellectual property rights, which could harm its competitive position. If third parties claim that intellectual property owned or used by Psyence infringes upon their intellectual property, Psyence’s operating profits could be adversely affected. If Psyence is not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of its products could be significantly diminished. If we fail to meet applicable listing requirements, Nasdaq may delist our securities from trading, in which case the liquidity and market price of our securities could decline. The market price and trading volume of our securities may be volatile and could decline significantly. Risk Factors Relating to Psyence’s Business

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 5 MISSION To develop nature derived, psilocybin-based therapeutics to address unmet needs in the chronically underserved Palliative Care market.

Company Highlights Phase IIb-ready asset, 25mg psilocybin in conjunction with proprietary psychotherapy, to be evaluated for Adjustment Disorder in life-limiting illnesses in the Palliative Care context Near-term value-driving catalysts, including initiation of Phase IIb trial in Australia, followed by first patient randomized (both anticipated in Q2 2024) Leveraging benefits of nature-derived psilocybin, including potential synergistic effects of similar acting molecules not present in synthetic psilocybin* Seasoned leadership team and Board with significant expertise in successful drug development Multi-layered in-licensed IP portfolio with potential regulatory market exclusivity as a New Chemical Entity (NCE). * https://www.nature.com/articles/s41380-024-02477-w

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 7 Pre-clinical Phase I Phase II Phase III Projected Upcoming Milestones Adjustment Disorder First patient enrolled – Q2’24 Top line data – 2025 Evaluation of follow-on indication Initiate Phase IIb pending additional funding Undisclosed CNS indication Evaluation of pre-clinical data – H1’24 Psilocybin 25mg Development Programs Phase IIb

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 8 Psychedelics Research is Gaining Acceptance and Momentum

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 9 Accelerating Psychedelics M&A and Growing Institutional Investor Interest

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 10 Differentiated FDA Pathway Differentiated FDA Pathway with benefits as defined by the Botanical Drug Guidance (2016): Combination of multiple active compounds Secondary compounds are part of the API Contrast to conventional single compound API Intellectual property Intellectual property advantages: Process patents for extraction, purification and standardization Very difficult to genericize More similarity to biologics than to small molecules Shorter Clinical Development Shorter track through Clinical Development: Large body of existing evidence of usage and safety can replace usually required preclinical studies Historical pharmacological and pharmacodynamic studies on active compound can alleviate need for phase 1 studies Efficacy and Consumer Preference Entourage effect of multiple active compounds may improve efficacy and tolerability Naturally sourced active compounds appeal to patient preferences Advantages of the Development of Botanical Drugs

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 11 Psyence has licensed proprietary methods of extraction and standardization that may preserve the benefits of nature derived psilocybin with consistent potency that is ideally suited for therapeutic uses. Nature-Derived Psilocybin vs. Synthetic Psilocybin Nature Derived Contain secondary alkaloids which may contribute to the therapeutic benefit Long history of safe human consumption Proprietary extraction and standardization ensures consistency of dose Synthetic Are typically highly purified, single-molecule compounds Emerging safety/tolerability data Standardized dosing vs

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 12 *Source: https://www.nia.nih.gov/health/hospice-and-palliative-care/what-are-palliative-care-and-hospice-care Palliative Care is*: • Specialized medical care for people living with a life limiting illness, such as cancer or heart failure. • Patients in Palliative Care may continue to receive treatment as well as care intended to manage their symptoms. • Palliative Care is meant to enhance a person's current care by focusing on quality of life for them, their families and their caregivers. • Cancer patients receiving Palliative Care used significantly less healthcare resources, including emergency department visits, hospital admissions & inpatient days** Palliative Care is NOT End-of-Life (Hospice) Care In Palliative Care, a person does not have to give up treatment that might cure a serious illness. Palliative Care can be provided along with curative treatment and may begin at the time of diagnosis Palliative Care can drive significant savings for payors while improving quality of life for patients ** https://doi.org/10.1038/s41598-022-23928-w * https://www.nia.nih.gov/health/hospice-and-palliative-care/what-are-palliative-care-and-hospice-care

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 13 *Source: https://www.nia.nih.gov/health/hospice-and-palliative-care/what-are-palliative-care-and-hospice-care Adjustment Disorder (AjD) *https://www.tandfonline.com/doi/full/10.1080/15622975.2018.1449967?src=recsys ** From the Company’s commissioned market research performed by Insight Ace Analytic in Sept. 2022 A global survey of psychiatrists by the WHO revealed*: • AjD plays an enormous role in healthcare utilization • AjD ranked 7 th among 44 psychiatric categories they managed at least once a week in their practice • It ranked higher than alcohol use disorder, at #8 • A second global survey of clinical psychiatrists ranked AjD at #9 • Results were largely consistent across the 44 countries on six continents included in the survey According to Psyence Biomed’s proprietary market research, 2.25 million people (US and EU) with a life limiting cancer diagnosis experience distress each year**

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 14 *Source: Global Psychedelic Therapeutics Market (insightaceanalytic.com) Projected Global Palliative Care Market $28.6B with 9.4% CAGR (2030)* The Global Palliative Care Market is Large with a Robust Projected CAGR Other Disease $18.2B* Cancer $10.4B* Cancer = 37% of Total PC Market

Source: https://www.who.int/news-room/fact-sheets/detail/palliative-care Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 15 34% of patients requiring palliative care – 19.3 million people – have received a serious cancer diagnosis According to the WHO, “The global need for palliative care will continue to grow as a result of the ageing of populations…” Only 14% of patients who require palliative care currently receive it WHO Study: Worldwide, 56.8 Million People Require Palliative Care 21.9 19.3 5.9 3.2 2 3.9 Patients Requiring Palliative Care, Globally (millions) Cancer Cardiovascular Disease

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 16 *Brennan W and Belser AB (2022), Models of Psychedelic-Assisted Psychotherapy: A Contemporary Assessment and an Introduction to EMBARK, a Transdiagnostic,Trans-Drug Model. Front. Psychol. 13:866018. doi: 10.3389/fpsyg.2022.866018 Patient Safety and Efficacy Enhanced by Psilocybin-Assisted Psychotherapy (PAP) The current standard of care in most uses of psychedelic medicines for the treatment of psychiatric indications includes the provision of a supportive therapeutic context before, during, and after drug administration.* Psyence will focus on the psychological distress of palliative care, an important but often ignored and/or poorly treated area. Developing our own unique PAP module to be delivered in Palliative Care Psilocybin Assisted Psychotherapy (usually 6-8 weeks in total) Introduction to therapist and process Psychedelic session with therapist for 6-8 hours Ongoing psychotherapy or repeat psychedelic depending on response or relapse Integration session Integration session 2 Intention setting

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 17 Prior Proof-of-Concept Studies Provide Strong Rationale for Upcoming Phase IIb 2011 2016 2016 At the 6-month follow-up, these changes were sustained, with about 80% of participants continuing to show clinically significant decreases in depressed mood and anxiety. At the 6.5-month follow-up, psilocybin was associated with enduring anxiolytic and antidepressant effects – 60-80% of participants continued with clinically significant reductions in depression and anxiety

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 18 Psyence’s clinical trial program is focused on assessing the safety and efficacy of psilocybin-assisted psychotherapy for the treatment of Adjustment Disorder* due to a life-limiting cancer diagnosis versus psychotherapy alone in the Palliative Care context. Trial Leads Drs Phillip Ryan and Phillip Jaksa Locations(s) Vitalis Research, Melbourne and possibly two more sites. CRO Ingenu (www.ingenucro.com.au). Stage Phase Ilb (Expected to start Q2 2024) The study protocol has been approved by the Ethics Board (HREC) using Psyence licensed product FDA response to Pre-IND request received Sample size: 84 patients in three dosage arms – 1mg, 10mg and 25mg. Q1 2024 Q2 2024 2025 Australia (Melbourne) 84 PEX010 Botanical Psilocybin * Adjustment disorder is under ICD-11 and it’s a maladaptive reaction to an identifiable psychosocial stressor or multiple stressors that usually emerges within a month of the stressor. Estimated top line study results PEX010: Australia Clinical Trial Phase IIb Overview Product and Protocol Projected Milestones HREC ethics final approval received Estimated timing of first patient randomised Countries/Sites locations: Number of Patients: Drug Product / imp:

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 19 Study Design: A randomized, double-blind, low-dose comparator-controlled Phase IIb study to investigate the efficacy and safety of psilocybin-assisted psychotherapy (PAP) with 25mg, 10mg and 1mg (low-dose comparator) of PEX010. Key Inclusion Criteria: • A total of 84 subjects, aged 18-80 years • Confirmed diagnosis of Adjustment Disorder due to incurable cancer diagnosis • Deemed to be physically capable of undergoing a psychedelic encounter and likely to have a minimum life expectancy of one year Endpoint: Comparison between treatment groups in the change from baseline in the Hamilton Anxiety Rating Scale (HAM-A) total score at Week 12 after a single PAP cycle. PEX010: Phase IIb Trial Design Cohort 1 25mg PEX010 28 subjects PAP cycle (weeks 1 to 12) Dosing occurs on Day 14 Screening Day -28 to Day -2 Long Term Follow Up (3- and 6-months post week 12) Responders Non-Responders Cohort 2 10mg PEX010 28 subjects Cohort 3 1mg PEX010 28 subjects Additional PAP cycle (repeat visits 5-11) All non-responders will be offered PAP with 25mg PEX010 Long Term Follow Up (3- and 6-months post week 12 of second PAP cycle)

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 20 Q2 2023 2025 End H2 2025 FDA Pre-IND Feedback Received HREC approved Phase IIb study in Adjustment Disorder (announced March 6) First patient Randomised Last patient Last visit Top Line Results Planned End of Phase II meeting with FDA FDA IND for PhIII registrational trials Q1 2024 H1 2025 Q3 2025 3 5 7 2 4 6 H1 2024 Anticipated Developmental Pathway to Approval

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 21 Regulatory Protection Data and Marketing Exclusivity (upon approval, not yet received): • First indication with Investigational Product will be granted protection from any generic entry for periods up to 10 years • Upon approval, US FDA grants New Chemical Entity protection for 5 years • Upon approval, EU grants equivalent protection for up to 10 years Intellectual Property Protection Licensing and Exclusivity of Patent Protected PEX010 (protected by a portfolio of patents comprising 5 patent families) Psychedelic Assisted Therapy Module (PAPM). Proprietary psychedelic treatment modules for the delivery of Palliative Care Psychotherapy in conjunction with our approved drug Psyence’s Intellectual Property within Drug development

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 22 Recent Developments: Merger with Newcourt Acquisition Corp. 01 On January 25, 2024, Psyence Biomed completed its merger with Newcourt Acquisition Corp. and on January 26, 2024, it commenced trading on the Nasdaq exchange, under the ticker “PBM.” 02 03 04 In connection with the merger, Psyence Biomed entered into a securities purchase agreement pursuant to which it will raise up to US$10 million in funding through the issuance of up to four senior secured convertible notes. The note financing will be utilized to further Psyence Biomed’s clinical trials conducted in Australia. Cash on-hand and provided through note financing projected to be sufficient to complete Australian Phase IIb trial of PEX010 in Adjustment Disorder and commence development of second indication.

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 23 Source: S&P CapitalIQ, Company Filings 1. Market data reflective as of the close on 9/14/2023, the valuations listed on this slide reflect valuations of certain companies operating in a similar field as Psyence. Please note that such valuations are for informational purposes only and do not purport to reflect the real, assumed or potential valuation of the combined company. The valuations should not be relied upon in making an investment decision with respect to the potential purchase of the combined company’s securities and all individuals should refer to the disclaimers and the summary of risks related to these valuations on slides 3 and 27 Company Ticker Market Cap* Business Descriptions GH Research PLC NasdaqGM: GHRS $462m GH Research PLC, a clinical-stage biopharmaceutical company, engages in developing various therapies to treat psychiatric and neurological disorders. The company develops 5-Methoxy-N,N-Dimethyltryptamine (5-MeO-DMT) therapies for the treatment of patients with treatment-resistant depression (TRD). Its lead program is GH001, an inhalable mebufotenin product candidate that has completed two Phase 1 clinical trials and Phase 1/2 clinical trial in patients with TRD. COMPASS Pathways plc NasdaqGS: CMPS $635m COMPASS Pathways plc operates as a mental health care company primarily in the United Kingdom and the United States. It develops COMP360, a psilocybin therapy that is in Phase III clinical trials for the treatment of treatment resistant depression; and is in Phase II clinical trials for the treatment of post-traumatic stress disorder and anorexia nervosa. Atai Life Sciences N.V. NasdaqGM: ATAI $322m ATAI Life Sciences N.V. develops various therapeutics to treat depression, anxiety, addiction, and other mental health disorders. Its principal clinical programs include RL-007, a pro-cognitive neuromodulator for cognitive impairment associated with schizophrenia; GRX-917, a deuterated etifoxine for anxiety disorders; VLS-01 a N,N-Dimethyltryptamine for treatment resistant depression (TRD); DMX-1002, an oral formulation of ibogaine, a cholinergic, glutamatergic and monoaminergic receptor modulator that is a naturally occurring psychedelic product isolated from a West African shrub for the treatment of opioid use disorders (OUD); and EMP-01, an oral formulation of an MDMA derivative being developed for the treatment of post-traumatic stress disorder. Seelos Therapeutics, Inc. NasdaqCM: SEEL $18m Seelos Therapeutics, Inc., a clinical-stage biopharmaceutical company, focuses on the development and commercialization of therapeutics for the treatment of central nervous system, respiratory, and other disorders. The company’s lead programs are SLS-002, an intranasal racemic ketamine for the treatment of acute suicidal ideation and behavior in patients with major depressive disorders; SLS-005, a protein stabilizer for the treatment of amyotrophic lateral sclerosis and Sanfilippo syndrome; and SLS-006, a partial dopamine agonist for the treatment of patients with Parkinson's disease (PD). Cybin Inc. NYSEAM: CYBN $143m Cybin Inc., a clinical-stage biopharmaceutical company, focuses on developing psychedelic-based therapeutics. The company’s development pipeline includes CYB003, a deuterated psilocybin analog, which is in Phase 1/2a clinical trial to treat major depressive and alcohol use disorders; CYB004, a deuterated dimethyltryptamine, which is in Phase 1 clinical trial for treating generalized anxiety disorders; and CYB005, a phenethylamine derivative, which in preclinical stage to treat neuroinflammation. Select Publicly-Traded Clinical Stage Psychedelic Comparable Company Descriptions (1) * Market capitalizations as of 29 Feb 2024

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 24 Synthetic Nature derived Psilocybin Other psychedelics Ayahuasca, Ibogaine Compass Tryp Therapeutics Apex Labs Cybin Clairvoyant Halucenex Reset Pharma Empyrean Enveric Biosciences Otsuka Diamond Therapeutics Nova Mentis Life Sciences Significant unexplored white space exists in the area of nature derived psilocybin Psychedelics: Market Map Incannex Ceruvia Usona Institute Lobe Sciences Beckley Scitech Gilgamesh Delix Atai MDMA, Ketamine, LSD Seelos Therapeutics Janssen MindMed Awakn Lykos Therapeutics Ceruvia Better Life Pharma Freedom Biosciences Bexson Biomedical Clexio Psilocybin Psilocybin

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 25 Dr. Neil Maresky CEO Trained MD in Emergency Medicine and Family Practice VP Scientific Affairs AstraZeneca Canada Inc, Previously at Wyeth, Bayer 25+ years of experience leading Research and Development for Big Pharma Jody Aufrichtig Executive Chairman Chartered Accountant (ex EY) with 25 years private equity experience Corporate governance and listed company experience Ex Canopy Growth CEO Africa Multiple award-winning entrepreneur and business builder creating significant shareholder value in various industries Founded 19 companies over 25 years Awarded Entrepreneur of the year 2023 Warwick Corden-Lloyd Chief Financial Officer Chartered Accountant and Certified Project Manager with over 20 years of experience in the UK, the USA, and South Africa Experienced in IPOs, capital raises, M&A, regulatory, compliance and corporate governance Former Head of Financial Accounting at Capitec Bank Former Senior Financial Manager at Bank of New York Mellon Taryn Vos General Counsel Corporate and commercial attorney (associate (M&A) at Cliffe Dekker Hofmeyr Inc). Formerly Head of Legal (AMEA) for Solar Capital (Pty) Ltd and Business Development (Legal) for Phelan Energy Group Ltd Former Head of Legal for Canopy Growth Africa, then a subsidiary of Canopy Growth Corp Dr. Clive Ward-Able Medical Director Pharmacist and physician with >30 years of international pharmaceutical experience in R&D and Commercialization of over 16 product launches Experience at the executive level in global and affiliate roles for large pharmaceutical and biotechnology companies as well as smaller start-ups Proven Track Record in Innovation with Extensive Pharma Development Experience Psyence Biomedical Ltd Management Team Mary-Elizabeth Gifford Chief of Global Impact Chair of the Global Wellness Institute’s Psychedelics & Healing Initiative Joined Psyence from the DC nonprofit, The Center for Mind-Body Medicine Co-author of the Nature vs. Synthetic Psilocybin chapter in the recent Springer Nature textbook on therapeutic mushrooms Regularly publishes on palliative psilocybin policy issues Note: company logos indicate prior experience

Psyence Biomedical Ltd. / Healing Minds with Science . Changing Lives with Nature 26 Dr. Neil Maresky CEO Trained MD in Emergency Medicine and Family Practice VP Scientific Affairs AstraZeneca Canada Inc, Previously at Wyeth, Bayer 25+ years of experience leading Research and Development for Big Pharma Jody Aufrichtig Executive Chairman Chartered Accountant (ex EY) with 25 years private equity experience Corporate governance and listed company experience Ex Canopy Growth CEO Africa Multiple award-winning entrepreneur and business builder creating significant shareholder value in various industries Founded 19 companies over 25 years Awarded Entrepreneur of the year 2023 Marc Balkin Board Member Partner, DiGame Former Partner, Hasso Plattner Ventures Served on investment committees of Enablis, First National Bank Vumela FutureMaker, Alithea IDF Newcourt Board Member Dr. Seth Feuerstein, MD, JD Board Member Christopher Bull Board Member Internationally top-rated Patent and Technology Lawyer Investor in several successful start-up businesses (Pharma, biotech, chemical processing) Former Chairman of Venture Capital Fund and International IP firm Proven Track Record in Innovation with Extensive Operating Experience Psyence Biomed Board of Directors Yale School of Medicine Lecturer in Psychiatry Faculty Advisor Innovation and Entrepreneurship Assistant Clinical Professor of Psychiatry Note: company logos indicate prior experience

Investment Summary Phase IIb-ready asset, 25mg psilocybin in conjunction with proprietary psychotherapy, to be evaluated for Adjustment Disorder in life-limiting illnesses in the Palliative Care context Near-term value-driving catalysts, including initiation of Phase IIb trial in Australia, followed by first patient randomized (both anticipated in Q2 2024) Leveraging benefits of nature-derived psilocybin, including potential synergistic effects of similar acting molecules not present in synthetic psilocybin* Seasoned leadership team and Board with significant expertise in successful drug development Multi-layered in-licensed IP portfolio with potential regulatory market exclusivity as a New Chemical Entity (NCE). * https://www.nature.com/articles/s41380-024-02477-w